Mail Stop 0306


April 14, 2005



VIA U.S. MAIL AND FAX (818) 407-5656

Mr. Shay Gonen
Chief Financial Officer
MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, California 91311

	Re:	MRV Communications, Inc.
		Form 10-K for the year ended December 31, 2004


Dear Mr. Gonen:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 31, 2004

Item 7A. Quantitative and Qualitative Disclosures About Market
Risk -
Page 44

1. In future filings please disclose quantitative and qualitative information concerning foreign currency exchange risk. Your discussion should include the exchange rate risk for the Euro, Swedish Krona, Swiss Franc and the Taiwan dollar. Refer to Item 305 of Regulation S-K and our publication "Question and Answers About the
New Market Disclosure Rule" available on our web site at www.sec.gov.

Statement of Cash Flows - Page 52

2. Please tell us how you determined the effect of exchange rate changes on cash and cash equivalents. We noted that this amount is the same as your adjustment to other comprehensive income in fiscal year 2003 and 2004. Refer to paragraphs 25 and 146 of SFAS 95.

Note 1. Summary of Significant Accounting Policies

Stock-Based Compensation - Page 57

3. We note that you reversed stock compensation expense related to unvested forfeited stock options for which stock compensation was previously recognized. Explain to us in more detail your accounting and demonstrate that it complies with GAAP. Also, discuss the consideration given to the guidance in EITF 00-23, Issue 11. We may have additional comments after reviewing your response.

Transactions with Stock of a Subsidiary - Page 59

4. We note that you recorded an extraordinary gain in conjunction with the acquisition of a minority interest. Supplementally tell us more about the acquisition and your accounting for the extraordinary gain. Cite the accounting literature upon which you relied.

Reclassifications - Page 60

5. We noted that you reclassified amounts that were previously recorded as sales of accounts receivable. Please clarify for us the nature of the receivables and the recourse provision. In addition, tell us what led to this reclassification and why reclassification is appropriate, rather than a change in accounting or a correction of an error.

Note 6. Accrued Liabilities - Page 62

6. Please revise future filings to provide the disclosures required by paragraph 14 of FIN 45, as it relates to your product warranties.

Note 10. Convertible Debt - Page 65

7. Please tell us if there is a value related to the conversion feature of the convertible notes. In addition, tell us when the notes become convertible and how the conversion price was determined. Support your method of valuing, accounting for and classifying related balances in the financial statements. Refer to the guidance in EITF 98-5 and FAS 150, as necessary.


* * * * * * * *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506, or me at (202) 942-1931 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.


							Sincerely,


							Angela Crane
							Branch Chief


Mr. Shay Gonen
MRV Communications, Inc.
April 14, 2005
Page 4